UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          UNISON SOFTWARE, INC.
                  -------------------------------------
                            (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.001 PER SHARE
 ------------------------------------------------------------------------
                     (Title of Class of Securities)

                                90919P105
                             --------------
                             (CUSIP Number)


                        Donald D. Westfall, Esq.
                        Associate General Counsel
               International Business Machines Corporation
                            New Orchard Road
                          Armonk, NY 10504-1783
                             (914) 499-4478
 --------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           SEPTEMBER 12, 1997
                    --------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  90919P105


  1.  Name of Reporting Person:                       International
                                                    Business Machines
                                                       Corporation
      S.S. or I.R.S. Identification No. of Above       13-0871985
      Person:
  2.  Check the appropriate Box if a Member of          (a) [  ]
      a Group
                                                        (b)  [X]
  3.  SEC Use Only
  4.  Source of Funds:                                     00
  5.  Check Box if Disclosure of Legal
      Proceedings is Required Pursuant to
      Item 2(d) or 2(e):                                  [  ]
  6.  Citizenship or Place of Organization:             New York

      Number of Shares Beneficially Owned by
      Reporting Person With:
  7.  Sole Voting Power:                                  None
  8.  Shared Voting Power:                              3,723,601
  9.  Sole Dispositive Power:                             None
 10.  Shared Dispositive Power:                           None
 11.  Aggregate Amount Beneficially Owned by
      Reporting Person:                                 3,723,601
 12.  Check Box if the Aggregate Amount in
      Row (11) Excludes Certain Shares:                   [  ]
 13.  Percent of Class Represented by Amount
      in Row (11):                                         31%
 14.  Type of Reporting Person:                            CO

Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share ("Unison Common Stock"), of Unison Software, Inc., a Delaware corporation ("Unison"). The address of the principal executive offices of Unison is 5101 Patrick Henry Drive, Santa Clara, California 95054.

Item 2.  Identity and Background.

     International Business Machines Corporation ("IBM") is a New York corporation with its principal office and business at New Orchard Road, Armonk, New York 10504. IBM develops, manufactures and sells advanced information processing products, including computers and micro electronic technology, software, networking systems and information technology-related services.

     The attached Schedule I is a list of the directors and executive officers of IBM which contains the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

     During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the Stockholder Agreement dated as of September 12, 1997 (the "Stockholder Agreement"), among IBM and certain stockholders (the "Significant Stockholders") of Unison set forth on Schedule A thereto, IBM may be deemed to be the beneficial owner of 3,723,601 shares of Unison Common Stock. See the response to Item 5. The Significant Stockholders entered into the Stockholder Agreement to induce IBM to enter into the Agreement and Plan of Merger dated as of September 12, 1997 (the "Merger Agreement"), among IBM, New Orchard Corp., a Delaware corporation and wholly owned subsidiary of IBM ("Sub"), and Unison.

     The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 4.  Purpose of Transaction.

     The purpose of the Stockholder Agreement was to induce IBM to enter into the Merger Agreement and to increase the likelihood that the approval of Unison's stockholders required in connection with the merger of Unison with and into Sub (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, Sub will continue as the surviving corporation ("Surviving Corporation") and as a wholly owned subsidiary of IBM.

     In addition to providing for the Merger, the Merger Agreement restricts Unison from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the

Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its certificate of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires Unison to operate in the ordinary course of business.

     Pursuant to the Merger Agreement, in connection with the Merger the directors of Sub immediately prior to the effective time of the Merger (the "Effective Time") will be the directors of the Surviving Corporation and the certificate of incorporation and the by-laws of Sub, as in effect immediately prior to the Effective Time, will become the certificate of incorporation and the by-laws, respectively, of the Surviving Corporation.

     In connection with the Merger, it is expected that the Unison Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     IBM intends, subject to market conditions, to make open market purchases of such number of additional shares of Unison Common Stock as will constitute, when taken together with the shares of Unison Common Stock subject to the Stockholder Agreement, 40% of the fully diluted number of shares of Unison Common Stock. Any material changes in the percentage of Unison Common Stock beneficially owned by IBM will be reported by the filing of an amendment to this Schedule 13D in accordance with Rule 13d-2 under the Exchange Act.

     The descriptions of the Merger Agreement and the Stockholder
Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 5.  Interest in Securities of the Issuer.

     As of September 12, 1997, 3,723,601 shares of Unison Common Stock were subject to the Stockholder Agreement. Such shares represented approximately 31% of Unison Common Stock issued and outstanding as of September 12, 1997.

     Under the terms of the Stockholder Agreement, the Significant Stockholders have agreed, among other things, (i) to vote (or cause to be voted) their respective shares of Unison Common Stock in favor of (a) approval and adoption of the Merger Agreement, (b) approval of the Merger and (c) approval of the other transactions contemplated by the Merger Agreement, (ii) to vote such shares against any alternative transaction or any amendment of Unison's certificate of incorporation or by-laws or any transaction which would frustrate, impede, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, (iii) subject to certain exceptions, not to transfer any of such shares or enter into any arrangement with respect to such shares,
(iv) except as described in clause (v) below, not to grant any proxy or authorization with respect to such shares and (v) to grant to IBM and certain of its officers an irrevocable proxy to vote such shares as described in clauses (i) and (ii) above. Accordingly, pursuant to the Stockholder Agreement, IBM may be deemed to have acquired shared voting power with respect to the Unison Common Stock subject to the Stockholder Agreement.

     The descriptions of the Merger Agreement and the Stockholder
Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit 1: Agreement and Plan of Merger dated as of September 12, 1997, among IBM, Sub and Unison.

         Exhibit 2: Stockholder Agreement dated as of September 12, 1997, among IBM and the Significant Stockholders.

                               (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 1997

                                   INTERNATIONAL BUSINESS
                                     MACHINES CORPORATION

                                   By:
                                       /s/ LEE A. DAYTON
                                       ------------------
                                       Lee A. Dayton
                                       Vice President, Corporate
                                       Development and Real Estate

                                     SCHEDULE I

                        Name, business address, and present
                       principal occupation or employment of
                      the directors and executive officers of
                          International Business Machines
              --------------------------------------------------------



    NAME, BUSINESS ADDRESS              PRINCIPAL OCCUPATION           CITIZENSHIP

Louis V. Gerstner, Jr.                  Chairman of the Board and         United States of
    International Business Machines     Chief Executive Officer of        America
      Corporation                       IBM since 1993.
    New Orchard Road
    Armonk, NY 10504

Cathleen Black                          President, Hearst Magazines,      United States of
    Hearst Magazines                    a division of The Hearst          America
    959 8th Avenue                      Corporation
    New York, NY 10019

Harold Brown                            Counselor, Center for             United States of
    Center for Strategic and            Strategic and International       America
      International Studies             Studies, Washington, D.C.,
    Suite 400                           and general partner in
    1800 K Street, N.W.                 Warburg, Pincus & Company.
    Washington, D.C. 20006

Juergen Dormann                         Chairman of the                   Germany
    Hoechst AG                          Management Board of
    Frankfurt G65926                    Hoechst AG.
    Germany

Nannerl O. Keohane                      President and professor of        United States of
    Office of the President             political science at Duke         America
    207 Allen Building                  University.
    Box 90001
    Duke University
    Durham, NC 27708-0001

Charles F. Knight                       Chairman, Chief Executive         United States of
    Emerson Electric Co.                Officer and President of          America
    8000 West Florissant Avenue         Emerson Electric Co.
    P.O. Box 4100
    St. Louis, MO 63136-8506

Lucio A. Noto                           Chairman and Chief                United States of
    Mobil Corporation                   Executive Officer of Mobil        America
    3225 Gallows Road                   Corporation.
    Fairfax, VA 22037

John B. Slaughter                       President of Occidental           United States of
    Office of the President             College.                          America
    Occidental College
    1600 Campus Road
    Los Angeles, CA 90041




    NAME, BUSINESS ADDRESS              PRINCIPAL OCCUPATION           CITIZENSHIP

Alex Trotman                            Chairman and Chief                United States of
    Ford Motor Company                  Executive Officer of the Ford     America
    American Road                       Motor Company.
    Dearborn, MI 48121-1899

Lodewijk C. van Wachem                  Chairman of the supervisory       Netherlands
    Royal Dutch Petroleum Company       board of Royal Dutch
    P.O. Box 162                        Petroleum Company.
    2501 AN The Hague
    Netherlands

Charles M. Vest                         President and professor of        United States of
    Massachusetts Institute of          mechanical engineering at         America
      Technology                        the Massachusetts Institute
    President's Office                  of Technology.
    Room 3-208
    77 Massachusetts Avenue
    Cambridge, MA 02139

Minoru Makihara                         President of Mitsubishi           Japan
    Mitsubishi Corporation              Corporation
    6-3 Marunouchi 2-Chome
    Chiyoda-Ko
    Tokyo 100-86
    Japan

J. Thomas Bouchard                      Senior Vice President,            United States of
    International Business Machines     Human Resources of IBM            America
      Corporation                       since 1994.
    New Orchard Road
    Armonk, NY 10504

Nicholas M. Donofrio                    Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM.           America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Paul M. Horn                            Senior Vice President,            United States of
    International Business Machines     Research of IBM.                  America
      Corporation
    New Orchard Road
    Armonk, NY 10504

J. Bruce Harreld                        Senior Vice President,            United States of
    International Business Machines     Strategy of IBM.                  America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Ned C. Lautenbach                       Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM.           America
      Corporation
    New Orchard Road
    Armonk, NY 10504


     NAME, BUSINESS ADDRESS              PRINCIPAL OCCUPATION           CITIZENSHIP

Lawrence R. Ricciardi                   Senior Vice President and         United States of
    International Business Machines     General Counsel and Chief         America
      Corporation                       Financial Officer of IBM.
    New Orchard Road
    Armonk, NY 10504

Robert M. Stephenson                    Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM.           America
      Corporation
    New Orchard Road
    Armonk, NY 10504

John M. Thompson                        Senior Vice President and         Canada
    International Business Machines     Group Executive of IBM.
      Corporation
    New Orchard Road
    Armonk, NY 10504

John E. Hickey                          Vice President, Assistant         United States of
    International Business Machines     General Counsel and               America
      Corporation                       Secretary of IBM.
    New Orchard Road
    Armonk, NY 10504

John R. Joyce                           Vice President and Controller     United States of
    International Business Machines     of IBM.                           America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Jeffrey D. Serkes                       Vice President and Treasurer      United States of
    International Business Machines     of IBM.                           America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Samuel J. Palmisano                     Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM.           America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Dennie M. Welsh                         Senior Vice President and         United States of
    International Business Machines     Group Executive of IBM.           America
      Corporation
    New Orchard Road
    Armonk, NY 10504
